October 19, 2010

Tsakos Energy Navigation Limited

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:	Lyn Shenk,
Branch Chief,

	Re:	Comments Re Tsakos Energy Navigation Limited
Form 20-F: For the Fiscal Year Ended December 31, 2009
Filed on April 9, 2010
File No. 001-31236

Dear Mr. Shenk,

Thank you for your letter of September 23, 2010, and for your comments relating to our Form 20-F, which was filed on April 9, 2010. Please find below your comments and our response (in bold) to each.

Item 5. Operating and Financial Review and Prospects Chartering Strategy, page 47

1.	You disclose here and elsewhere the various ways in which you earn revenues: voyage or spot charters, time charters-fixed, time charters-variable, bareboat charters, contracts of affreightment, period employment at variable rates, pooling arrangements and profit sharing arrangements. Each source has its own terms and conditions, and the sources appear to contribute in different ways to your consolidated revenues and results. We believe it is useful to investors to present a comparative table of the amount of revenues generated by each source. Please revise your disclosure accordingly, or advise.

Our chartering strategy is to place the majority of our vessels on fixed period employment in order to avoid the effects of any extremes in a volatile market and to secure a minimum cash flow. We operate a diversified fleet including six different size classes of tankers plus an LNG carrier. The larger tankers generally carry crude oil and the smaller vessels petroleum products. One purpose of operating a diversified fleet with different cargo carrying capabilities, which is active on many trade routes throughout the world, is also to contribute to smoothing the effect of market volatility. We explain and illustrate (fleet list with employment and days employment by charter) these policies in the Business Overview section of the Form 20-F Annual Report.

As disclosed on page F-14 and in Item 5. – Operating and Financial Review and Prospects – Basis of Presentation and General Information, our operating results are not evaluated by type of vessel, or by type of charter or by type of cargo, but by fleet revenue per day. Given the mix of vessels, the different geographical and cargo markets in which they operate and the volatility of freight rates, all of which are subject to constant changes, we do not believe that a table of revenue by charter type would provide meaningful information to the investor. We do not believe, therefore, that it would be appropriate to present such information in our Annual Report.

Basis of Presentation and General Information

Commissions, page 51

2.	Please explain to us and disclose what an “address commission” referred to represents and why such is variable.

On certain charters, an “address commission” is due to the charterer from the vessel owner. The rate is a percentage of the freight (on spot charters) or hire (on time-charters). The percentage charged is determined by the charterer and is included in the charter-party. There is no fixed standard percentage nor is a specific purpose for the commission made known to the vessel owner. It is generally accepted that the commission would fund the costs of the charterer’s own chartering or shipping department and varies therefore according to the charterer’s requirements in this respect. As such, we include address commission together with brokers’ commission. We include the full amount of commissions charged as a separate line item in the Income Statement.

In future filings, we shall include the following disclosure:

“In addition, certain charterers may include in the charter agreement an address commission which is a payment due to the charterer, usually ranging from 1.25% to 3.75% of the daily hire or freight payable under the relevant charter.”

Financial Analysis, page 52

3.	Your results of operations disclosure is dedicated to stating in narrative text form, dollar and percentage changes in cost and expenses. We believe your disclosure could be improved and be more user-friendly and clear by using comparative tables to quantify costs and expenses in terms of dollar amount and percentage. Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

We shall revise our disclosure for future filings to include a comparative table as illustrated below:

	Total expenditure per category			Average daily expenditure per vessel
	2009	2008	% increase/ (decrease)	2009	2008	% increase/ (decrease)
	U.S.$’000	U.S.$’000		U.S.$	U.S.$

Crew expenses	78,993	74,987	5.3%	4,743	4,939	-4.0%

Insurances	18,675	15,018	24.4%	1,118	973	15.0%

Repairs, spares and maintenance	17,853	24,023	-25.7%	1,072	1,582	-32.3%

Stores	9,708	11,332	-14.3%	583	746	-21.9%

Lubricants	8,410	8,608	-2.3%	505	567	-10.9%

Other (quality and safety, taxes, registration fees, communications)	10,947	9,789	11.8%	656	643	2.0%

Total operating expenses	144,586	143,757	0.6%	8,677	9,450	-8.2%

Financial Analysis, page 52

4.	Please quantify all factors cited as a cause for variances so that investors may understand the relative impact of each. For example, in regard to vessel operating expenses between 2009 and 2008 you cite (i) decreases in crew costs mostly due to an appreciation of the US dollar which also affected other costs and (ii) routine repairs and replacements, without quantifying the effect of either. Also, tell us and disclose what other costs were affected by the appreciation of the US dollar and quantify the effect.

In future filings, we shall quantify all material factors cited as a cause for variances in financial analyses for all future filings. In regard to daily operating expenses per vessel between 2009 and 2008, the relevant paragraph in our subsequent filings will be revised as follows:

“Average operating costs per ship per day for the fleet decreased by $773 to $8,677 for 2009 from $9,450 in 2008, an 8.2% decrease. While insurance costs per vessel per day increased by 15.0% due to increases in premiums in all classes of insurance, there were significant decreases in most other major categories of operating expenses.

The daily costs per vessel relating to repairs and maintenance, spares, as well as stores, as illustrated in the table above, decreased primarily due to the reduction of routine maintenance work and purchases of spares and stores during the scheduled dry-dockings of vessels between 2009 and 2008, as the vessels dry-docked in 2009 were on average of a smaller class and younger than those of 2008. This accounted for approximately 80% of the overall reduction in the average daily cost per vessel of such expenditure. Further savings were achieved throughout the fleet with respect to expenditure on repairs and maintenance, spares and stores either as a result of a reduced level of work and purchases or better pricing. Lubricant costs per day per ship also fell by nearly 11% in line with the fall in oil prices compared to the previous year.

The appreciation of the US dollar during 2009 by 5.2% compared to 2008 also contributed to a decline in costs between the years. Approximately a third of repair and spares, and stores expenditure, were paid in Euro in 2009 and the dollar appreciation also contributed to the decline in such expenditure, by approximately 2%. The appreciation of the dollar, however, primarily impacted crew expenses, as approximately 68% of crew expenses (relating mainly to Greek officers) were paid in Euro during 2009. The rise in the dollar value accounted for most of the fall in average daily crew expenses per ship to $4,743 in 2009 from $4,939 in 2008. Insurances and lubricants are all paid in dollars so were not impacted by the change in exchange rate.”

Financial Analysis, page 52

5.	In connection with the above comment, please clarify for us and in your disclosure how you were able to achieve only a slight increase in vessel operating expenses in 2009 despite the increase in the size of the fleet, apparent additional expenses incurred for routine repairs and replacements indicated in the preceding comment and increased number of net earnings days indicated on page 3 of your filing. In so doing, quantify impact of the decrease in crew costs relative to the factors indicated above in sufficiently lowering operating expenses per ship per day in only a slight increase in overall vessel expenses.

The disclosure does not suggest additional expenses on routine repairs. Rather, it mentions a reduction in such expenditure. I believe the above comments explain how the savings were achieved.

Note 1. Significant Accounting Policies

Accounting for Revenue and Expenses, page F-13

6.	Please tell us and disclose what the discharge to discharge method of revenue recognition entails, the factors involved in determining the amount of revenue recognized, and why you believe such method is appropriate.

Non-cancelable voyage contracts are generally arranged prior to the completion of an existing contract. Assuming, therefore, that a non-cancelable voyage charter agreement is in place, voyage revenue recognition, under the discharge-to-discharge method, commences once the unloading of the previous charter’s cargo is complete and the vessel is available for loading. The voyage is deemed complete at the point the vessel has left the discharge terminal and dropped off the last sea pilot. Voyage revenue is recognized ratably over the length of each voyage.

We believe that this method of revenue recognition corresponds to the requirements of the contractual agreement, is in line with industry practice and that it is in accordance with generally accepted accounting principles in so far as 1) persuasive evidence of an arrangement exists, 2) a charter rate is fixed or determinable, 3) delivery has occurred or is occurring and 4) collectability is reasonably assured.

In future filings, the disclosure will be as follows:

“Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer’s cargo) to the when the next charterer’s cargo is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading.”

Note 1. Significant Accounting Policies

Accounting for Revenue and Expenses, page F-13

7.	For tankers operating under pool arrangements, please tell us and disclose the significant factors involved in the formula and a description of the formula that determines the amount of vessel revenues, voyage expenses and operating expenses recognized. Additionally, tell us and disclose when the associated revenues are considered to be earned and expenses incurred by you, the basis for recognition of such, and when such are recognized and the basis for the timing of your recognition.

In respect of the two pools in which our vessels operated during 2009, the formula under the pool arrangements for distribution of revenue net of voyage expenses (mainly fuel and port expenses) is based on points allocated to member vessels’ based on carrying capacity, age, and other technical characteristics (e.g. draught, fuel consumption) of the respective vessels.

The pools in which our vessels are employed, which are operated by unaffiliated parties, are responsible for selection of the ultimate charterer, negotiation of charter rates with charterers, any credit risk arising from the transaction, the provision of fuel and the payment of port expenses. Operating expenses (crew costs, repairs, insurance, etc.) are not the responsibility of the pools. They are borne totally by us and the other owners of each respective vessel in the pool and are expensed as incurred.

Revenue net of voyage expenses (time charter equivalent), is retrospectively determined by the pool for periods of approximately one month (not necessarily corresponding with an exact calendar month). We are informed accordingly of the amount due for the particular period in accordance with the points allocation and book the amount accordingly as gross revenue within the relevant time period to which the calculation relates.

Our Company employs vessels in pools to a limited degree in comparison to other forms of employment and usually as a temporary measure until other employment opportunities arise. Total revenue generated from pools in 2009 accounted for 1.6% of our total revenue (nil in 2008 and 0.04% in 2007). Given, therefore, the relatively low materiality of the pools’ contribution to our results we believe that the disclosure provided, while concise, is nevertheless adequate for the reader to obtain an understanding of our accounting policy related to pool revenue. In the future, should total revenue generated from pools increase to a level that we consider a material percentage of total revenue, we will provide enhanced disclosure in our SEC filings.

Note 1. Significant Accounting Policies

Accounting for Revenue and Expenses, page F-13

8.	In regard to variable hire arrangements, please explain to us and disclose (1) in further detail what such an arrangement consists of, in particular, why such are variable in nature, (2) what the amounts that are fixed and determinable are based upon, and (3) how “fixed and determinable” are determined by you.

As noted under “Chartering Strategy” on page 48, revenues from variable hire arrangements relate to time-charter arrangements with a fixed minimum hire plus extra hire if criteria mutually agreed upon between owner and charterer are met. In the method we most commonly follow, the extra hire is based on the monthly average of actual daily spot market rates for a vessel class and for selected trade routes. Such information is publicly provided by the Baltic Exchange on a daily basis and an average is therefore determinable at any given month-end.

A variation of this method is a six-monthly average of the monthly averages, in which case we are only able to determine the final rate for the preceding six months at the end of the six-months and only account for the additional revenue at that point.

If it is determined that the monthly average spot rate is higher than the fixed minimum rate, then the difference, or an agreed percentage of that difference, possibly up to agreed maximum, will be added to the fixed minimum rate. If the average spot rate is lower, then the vessel will only earn the fixed minimum rate.

An alternative method employs, by mutual agreement, the London Tanker Brokers’ Panel Limited to provide an assessment of a fair time charter rate applicable for the nominated vessel, for the nominated period and the nominated trade route and based on the actual time charter fixtures concluded during the nominated period. The period is the six-month period up to the set date of the panel’s meeting. The rate determined by the panel is accepted by charterer and owner. The panel does not provide details of its decision, nor may its decision be challenged. We are not able to determine the exact rate until the date of the panel meeting and therefore any accumulated hire for the six months above the fixed minimum is accounted for only on that date.

In Item 4. to the 20-F, in the Fleet List, the employment of each vessel is presented, and the numbered notes to the list indicate which vessels at March 31, 2010, were employed on such charters, commonly known in the maritime industry as time-charters with “profit-share”. In Item 5., under chartering strategy, a brief description of time-charter with profit-share is given.

In future filings, the disclosure will be as follows;

“Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and all other revenue recognition criteria are met.”

Note 6. Long Term Debt, page F-21

9.	We note that one of your bank loans includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of exchange. Please tell us and revise to disclose the following items:

•	Which loan has the option feature;

•	Which party controls the option to convert (the lender or the borrower-the Company);

•	When can the option to convert be exercised;

•	What was the intended purpose of the conversion option; and

•	The expected impact on your results, financial position, liquidity and cash flows upon conversion.

The bank loan which includes an option to convert the loan to other currencies is the 12-year term loan originated in 2002 listed as the first loan in the table included in Note 6. The Company, as borrower, has the option to convert during any interest period providing the lender receives written notice not later than 11.00 a.m. London time on the second business day before the commencement of the interest period.

Any impact of exercising the option on our results, financial position and cash flow would depend on the conversion rate and future currency fluctuations. The conversion would be at current market rates and, therefore, there would be no impact on the fair value of the respective long-term bank loan. However, we have not exercised the option in the past eight years nor do we have any intention to use it in the remaining four years.

The amount of the outstanding loan ($17.4 million) was approximately 1.16% of total outstanding indebtedness at December 31, 2009 and is, therefore, immaterial. In the 2010 Financial Statements, we shall add an additional footnote to the table relating to the loan in question and amend and transfer the relevant sentence to this footnote which will read as follows:

“1. This bank loan includes an option for the Company to convert the loan during any interest period into Euro, Yen or Swiss Francs at the applicable spot rates of exchange. Conversion of the option would be at current market rates and, therefore, there would be no impact on the fair value of the respective long-term bank loan.”

Exhibits 13.1 and 13.2

10.	Please amend your filing to include certifications that refer to the appropriate annual period ending date to which they are intended to relate. The present certifications refer to the period ended 2008 rather than 2009.

We shall amend the filing to include certifications which refer to 2009.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Paul Durham

Paul Durham
Chief Financial Officer and
Chief Accounting Officer